Exhibit 1

Scailex Corporation Ltd. (“the Company”)

December 26, 2006

Messrs.	Messrs.
Israel Securities Authority	Tel-Aviv Stock Exchange
22 Kanfei Hanesharim St	54 Ehad Haham St.
Jerusalem 95464	Tel-Aviv 65202
(through Magna)	(through Magna)

Re: Immediate Report

The Company is pleased to announce hereby that on December 26, 2006 Scailex Vision (Tel-Aviv) Ltd. (“Scailex Vision”) filed with the Tel-Aviv-Jaffa District Court (the “Court”) an application for authorizing the distribution of an amount of up to 20,000,000 dollars (the “Distribution Amount”) to its shareholders as set forth in Section 303 to the Companies Law, 1999 (“The Companies Law”).

Scailex Vision is a private company incorporated in Israel, and the Company holds approximately 78.6% of its issued and outstanding capital.

According to the application filed with the Court, the cash distribution will be carried out from the cash and cash equivalents funds (where its major part consists of the proceeds from sale of the operations of Scailex Vision to Hewlett Packard Company in November 2005), which equal an amount of 38,756,000 dollars as of the date of Scailex Vision’s financial statements as at September 30, 2006.

Scailex Corporation Ltd.